HAWKS ACQUISITION CORP
600 Lexington Avenue

9th Floor
New York, New York 10022

October 6, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Cara Wirth

Re:	Hawks Acquisition Corp Registration Statement on Form S-1 Filed July 29, 2021, as amended File No. 333-258264

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Hawks Acquisition Corp (the “Company”) be accelerated to 4:00 p.m. Eastern Time on October 7, 2021, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Brian M. Janson of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3588.

* * * * *

Very truly yours,

By:	/s/ Lois Mannon
Name: Lois Mannon
Title: Chief Financial Officer

[Signature Page to Acceleration Request—Hawks Acquisition Corp]